08005229

QRSciences

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9351 1200
F: +61 8 9351 9522
www.qrsciences.com

17 September 2008

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 17 July 2008 to 11 September 2008, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Jamie Taylor at + 61 3 9681 9854 or jtaylor@qcctv.com.au

Yours Faithfully,

J H Manning

for Jamie Taylor
Company Secretary

Attachments

Exhibit Index on Page 2

dlw 10/7

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 17 July 2008 to 11 September 2008.

Doc Date	Headline	Pages
07/17/2008	QRSciences to present at Finsia	18
07/24/2008	Appendix 3B	7
07/31/2008	QRSciences to Divest Technology Assets to US Subsidiary	3
08/01/2008	Appendix 4C - quarterly	1
08/01/2008	QRSciences US Subsidiary Announces Acquisition	5
08/04/2008	Appendix 3B	7
08/06/2008	Market Update – Strong Revenue, Earnings & Asset Growth	3
08/11/2008	Request for Trading Halt	1
08/11/2008	Trading Halt	1
08/12/2008	QRSciences US subsidiary to acquire remainder of Spectrum	2
08/12/2008	QRSciences US subsidiary to exercise Spectrum options	2
08/12/2008	QRSciences Technology Spin-Out Investor Presentation	19
08/13/2008	QRSciences Secure GE Security Explosives Detection Products	2
08/14/2008	Appendix 3B	7
08/14/2008	Change of Director's Interest Notice	2
08/15/2008	Response to ASX Query	6
09/01/2008	Preliminary Final Report	18
09/01/2008	Market Update	2
09/04/2008	Appendix 3B	7
09/11/2008	Commercialisation of QR Pharmaceutical Screening Instrument	2

QRSciences Holdings Limited

11 September, 2008

ASX AND MEDIA RELEASE

Commercialisation of Quadrupole Resonance Pharmaceutical Screening Instrument

SAN DIEGO, CA (September 10, 2008) ... QRSciences Holdings Limited (QRS:ASX; QRSNY.PK), a developer of security technology products for governments and commercial clients worldwide announced today that it was embarking on the commercialization of a new pharmaceutical screening instrument using its proprietary Quadrupole Resonance (QR) technology.

The new instrument, Pharma***Q***, will be advanced through a new division of QRSciences.

Please visit: http://www.instreampharma.com for more information on the project.

The announcement of the commercialization effort coincides with the most recent results obtained with a prototype instrument and reported today at the British Pharmaceutical Conference (BPC) held in Manchester, England. The research project has been part of an ongoing collaborative effort between Merck Sharpe Dohme, AstraZeneca, Kings College, London and QRSciences.

The results suggest that the QR-based instrument may provide important information concerning the integrity of a drug's chemical composition and can be used to detect polymorphism, counterfeit, contamination or chemical degradation, all of which are critical to the commercial viability of pharmaceutical drugs on the market.

"Instrumentation that assists the Quality Control and Assurance process in the pharmaceutical and chemical manufacturing fields should add value to the manufacturer's commercial proposition while at the same time assisting to diminish associated product liability risk." Said Professor John Smith of Kings College.

"These latest results were obtained from an international collaboration between QRSciences, King's College London, and several major pharmaceutical companies. We are pleased with the progress of this team and will continue to move forward with the commercialization of this instrument based on the important results presented today at the Manchester Conference" Said Kevin Russeth, CEO of QRSciences, Corp.

Rick Stokes
CEO
QRSciences Holdings limited

About QRSciences

QRSciences Holdings Limited (the "Company") is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications.

Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

The Company own approximately 97.5% of Diversified Opportunities Incorporated ("Diversified"), a US public company that trades on the over-the-counter bulletin board under the trading symbol, (OTCBB:DVOP)

Diversified has entered into a share exchange agreement with the Company to acquire all the companies proprietary technology assets including the interest in Spectrum.

For more information on the company please visit www.QRSciences.com phone+61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	***** 104,672 ****** 550,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	***** Ordinary shares at a deemed issue price of $0.09775 ****** Ordinary shares at deemed issue price of $0.13
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	***** Ordinary shares issued in line with convertible loan agreement ****** Ordinary shares issued in line with consultancy agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3rd of September 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
87,868,988	Fully paid ordinary shares
43,035,039 *(**85,000 subject to voluntary restriction of ESP)*	$0.45 Listed Options to acquire fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
		950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
		1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
		906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
			* These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

+ See chapter 19 for defined terms.

1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 4 September 2008

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

29 August 2008

QRSciences Reports Continued Strong Growth

FY08 Results

QRSciences Holdings Limited (ASX:QRS) (QRSNY:PK) ("QRSciences") announced today its results for the year ended 30 June 2008. Full year revenue increased by 38.78%, to $19.85M. The loss for the period increased by 213.2% to $33,623M, due almost entirely to the write-down of intangible assets in the fourth quarter of fiscal 2008 totalling $30.388M. The write-down of the intangible assets was due primarily to a lack of known future cash flows from revenue opportunities for the QR intellectual property ("IP"). This IP is in the process of being transferred to our wholly-owned subsidiary, Diversified Opportunities (DVOP-OB) in the United States.

FY08 Highlights

QRSciences Security

- **$16.84 million in revenues, up 34.18% compared with fiscal 2007, $1.2 million net income, 1.4 cents earnings per share with continued revenue and earnings growth forecast for fiscal 2009;**
- **Net assets totaling $5 million at June 30, 2008, up 62% from June 30, 2007; and**
- **QRSciences Security achieved positive cash flows before investment..**

QRSciences Pty Ltd & Spectrum SDI

- **GE License generates first royalties revenue;**
- **Revenue growth from both QRSciences Pty Ltd and Spectrum continue to grow with more formal guidance and direction in the near term from both businesses; and**
- **QRSciences Pty Ltd achieved positive cash flows from operations in the fourth quarter of 2008.**

We expect both the QRSciences Security business and the combined QRSciences Pty Ltd / Spectrum business to generate positive cash flows in fiscal 2009. Both the re-seller and technology businesses continue to make sharp gains. Spectrum has begun to successfully commercialize its Cast*Scope* product and progress with the development of its vehicle screening product Car*Scan* has been encouraging.

Update on Diversified Opportunities in the US

Our Company announced on 29 July 2008 that we entered into a Share Exchange Agreement ("SEA") with our wholly-owned subsidiary, Diversified Opportunities ("DVOP"). QRSciences will receive $10 million (USD) of DVOP common shares (value as determined in the SEA) and $1 million (USD) of cash in exchange for DVOP's assumption of our wholly-owned subsidiary QRSciences Pty Ltd. We intend to eventually distribute the shares of DVOP directly

to our shareholders. The Board believes that by entering into the SEA, we will be able to unlock the value of the technology assets that we feel are underappreciated by the markets in Australia, while allowing for more focus on the Security distribution business in Australia.

Update on Proprietary Technologies and Products

- QRSciences Pty Ltd continues to work on the $840K contract from the National Security Science and Technology Unit of the Department of Prime Minister and Cabinet to develop next generation screening solutions. It is also delivering on the $1.1 million AMDS contract with the Australian Federal Government for the technology to automatically detect firearms and firearm components in mail, packages and baggage.
- Spectrum San Diego continues its rollout of the Cast*Scope* product and is scheduled to complete a working demonstration unit of the Car*Scan* product toward the end of the year.
- The Company increased its investment in Spectrum, raising its convertible note to $800,000. The note is due and payable with interest in February 2009.

The QR technology is continuing to be commercialized by GE in its Shoe Scanner product and is being offered for sale by Rapiscan as an integrated component of the QXR1000. The Company also offers a direct, T303 stand-alone device. These products are not expected to generate significant revenue in the short-term and long-term sources of revenues are still uncertain. Additionally, we continue to work on a number of research contracts employing the technology including collaborative projects with Merck, Sharpe Dohme, AstraZeneca and Kings College to use the QR technology for quality control and assurance testing on pharmaceuticals.

FY09 Outlook

On 6 August 2008, QRSciences gave its revenue guidance for FY09 of $23 million. Our guidance was based on current estimates and customer indications of demand for the QRSciences Security Distribution business. This positive outlook anticipates a continuation of the strong growth experienced by the QRSciences Security distribution business to date, as it increases market share in the rapidly growing Australian security products market. The guidance provided to the market does not include the revenue projections for QRSciences technology assets. Fiscal 2008 was another important year in the development of our Company. We continue to grow our revenues and work to unlock value in our technology assets which will benefit all shareholders.

Rick Stokes
CEO
QRSciences Holdings Limited

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 08 9224 0015
Facsimile 61 08 9221 2020
Internet http://www.asx.com.au

13 August 2008

Mr Jamie Taylor
Company Secretary
QRSciences Holdings Limited
8-10 Hamilton Street
CANNINGTON WA 6106

By Facsimile: +(61) 3 9646 2049

Dear Jamie

QRSciences Holdings Limited (the "Company")

ASX Limited ("ASX") refers to the following:-

1. The announcement made by the Company on 1 August 2008 at 11.03 (EST) entitled "**QRSciences US subsidiary DVOP announcement**" in which the Company announced the details of the divestment of its technology business owned by its wholly-owned subsidiary QRSciences Pty Ltd (QRSPL) to Diversified Opportunities, Inc ("DVOP") ("**Announcement 1**").

2. The Form 8-K attached to Announcement 1 ("**First Form 8K**") in which DVOP stated that the assets of QRSPL included:

   a. convertible notes and convertible Series A preferred stock held by a wholly-owned subsidiary, QRSciences Corporation ("QRSciences") in Spectrum San Diego, Inc ("**Spectrum**"); and

   b. an option valid to September 2009 to buy all of the remaining shares of Spectrum.

3. The announcement made by the Company on 12 August 2008 at 10.03 (EST) entitled "**QRSciences U.S. Subsidiary to acquire remainder of San Diego based Spectrum for US$9.32M**" in which the Company stated that its wholly owned U.S subsidiary QRSciences had exercised it's option to acquire the remaining shares of Spectrum for approximately US$9.32 ("**Announcement 2**").

4. The Form 8-K released by the Company to the market on 12 August 2008 at 10.03 (EST) in which DVOP stated that on August 4 2008, QRSciences exercised its option to purchase all of the remaining shares of Spectrum ("**Second Form 8K**").

Further we wish to draw your attention to listing rule 3.1 which requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

Furthermore, paragraph 17 of Guidance Note 8 -Continuous Disclosure states:

> *"Once a director or executive officer becomes aware of information, he or she must immediately consider whether that information should be given to ASX. An entity cannot delay giving information to ASX pending formal sign-off or adoption by the board, for example."*

Please note that for disclosure not to be required under listing rule 3.1, all of the exceptions under listing rule 3.1A must apply:

> *"3.1A.1 A reasonable person would not expect the information to be disclosed.*
>
> *3.1A.2 The information is confidential and ASX has not formed the view that the information has ceased to be confidential.*
>
> *3.1A.3 One or more of the following applies.*
>
> - *It would be a breach of a law to disclose the information.*
> - *The information concerns an incomplete proposal or negotiation.*
> - *The information comprises matters of supposition or is insufficiently definite to warrant disclosure.*
> - *The information is generated for the internal management purposes of the entity.*
> - *The information is a trade secret."*

Having regard to the above definition, listing rule 3.1 and Guidance Note 8 -Continuous Disclosure, we ask that you answer the following questions in relation to Announcement 1, the First Form 8K, Announcement 2 and the Second Form 8K in a format suitable for release to the market in accordance with listing rule 18.7A.

1. Does the Company believe that

   a. the information contained in Announcement 1 was material to the Company?

   b. the information contained in the First Form 8K was material to the Company?

   c. the information contained in Announcement 2 was material to the Company?

   d. the information contained in the Second Form 8K was material to the Company?

2. If the answer to any of questions 1(a), 1(b), 1(c) and/or 1(d) is "no", please advise the basis on which the Company does not consider (where relevant) Announcement 1, the First Form 8K, Announcement 2 and/or the Second Form 8K to be material;

3. If the answer to any of questions 1(a), 1(b), 1(c) and/or 1(d) is "yes", when did the Company first become aware that QRSciences would be exercising its option to purchase the remaining shares of Spectrum?;

4. If the Company was aware that QRSciences would be exercising its option to purchase all of the remaining shares of Spectrum prior to 12 August 2008, why was the information not released to the market at an earlier time? Please comment specifically on the application of listing rule 3.1 and the exceptions to the rule in listing rule 3.1A; and

5. Please confirm that the Company is in compliance with listing rule 3.1.

Your response should be sent to me by email on peter.tranter@asx.com.au or by facsimile on **facsimile number (08) 9221 2020.** It should not be sent to the Company Announcements Office.

A response is requested as soon as possible and, in any event, **not later than 12.00 noon WST on Friday 15 August 2008**.

If you have any queries regarding any of the above, please let me know.

Yours sincerely

Peter Tranter
Senior Adviser, Issuers (Perth)

(08) 9224 0053

QRSciences Holdings Ltd

T: +61 3 9681 9884

15 August 2008

Mr Peter Tranter
Senior Adviser, Issuers (Perth)
ASX Limited
Level 8, Exchange Plaza
2 The Esplanade
Perth WA 6000

Dear Mr Tranter,

QRSCIENCES HOLDINGS LIMITED ("COMPANY")

We refer to your letter dated 13 August 2008

We also refer to the announcement made by the Company on 31 July 2008 entitled "QRSciences to Divest Technology Assets to U.S. subsidiary" (**"Initial Announcement"**) and the following subsequent and related announcements:

1. announcement made by the Company on 1 August 2008 entitled "QRSciences US Subsidiary DVOP Announcement" (**"Announcement 1"**);
2. Form 8-K attached to Announcement 1 (**"First Form 8-K"**).
3. announcement made by the Company on 12 August 2008 entitled "QRSciences U.S. Subsidiary to acquire remainder of San Diego based Spectrum for US$9.32M" (**"Announcement 2"**); and
4. Form 8-K released by the Company to the market of 12 August 2008 (**"Second Form 8-K"**).

The Company responds to the questions raised in your letter of 13 August 2008 as follows:

1. Does the Company believe that:

   (a) the information contained in Announcement 1 was material to the Company?

   No.

   (b) the information contained in the First Form 8-K was material to the Company?

   No.

   (c) the information contained in Announcement 2 was material to the Company?

   Yes.

   (d) the information contained in the Second Form 8-K was material to the Company?

   Yes.

2. If the answer to any of the questions 1(a), 1(b), 1(c) and/or (d) is "no", please devise the basis on which the Company does not consider (where relevant) Announcement 1, the First Form 8-K, Announcement 2 and/or the Second Form 8-K to be material.

> *The Company does not consider the information referred to in paragraphs 1(a) or 1(b) to be material in its own right because that information was the basis of the Initial Announcement made by the Company on 31 July 2008.*
>
> *The First Form 8-K was a copy of the filing made by Diversified Opportunities, Inc with the United States Securities and Exchange Commission ("SEC") in relation to the transactions described in the Initial Announcement. The First Form 8-K was released by the Company to ASX because it related to the transaction the subject of the Initial Announcement and would be available for viewing by investors through the SEC. It was thought appropriate that in light of this, the information contained in the First Form 8-K (although substantively released to the market in the Initial Announcement) should form the basis of a separate announcement.*
>
> *Announcement 1 was merely a covering announcement to the First Form 8-K and contained no substantive information in its own right.*

3. If the answer to any of the questions 1(a), 1(b), 1(c) and/or (d) is "yes", when did the Company first become aware that QRSciences would be exercising its option to purchase the remaining shares of Spectrum?

> *The information contained in Announcement 2 and the Second Form 8-K is considered to be material by the Company.*
>
> *On Monday, 11 August 2008 the Company requested a trading halt ahead of the release of the information by the Company to ASX on 12 August 2008.*
>
> *Although the Company notified Spectrum San Diego, Inc ("Spectrum") of the intention to exercise the option on 4 August 2008, this in fact occurred in the United States on this date and (due to the associated time differences) the earliest possible time that the Company would have been able to release the information to ASX was the following business day, namely 5 August 2008.*
>
> *Upon presentation of the notice to Spectrum however, the Company was advised that Spectrum needed to discuss the intention to exercise the option with various parties associated with the Spectrum business. As previously disclosed to the ASX, Spectrum is involved in the design of specialised electronics and instrumentation with a specific focus on high-end niche produces for the security industry. The clients and stakeholders associated with Spectrum include the US Government and its associated security departments and accordingly for Spectrum to be acquired by entities associated with QRSciences Corporation the intention to exercise the option required consultation with some of those parties. The Company was advised that disclosure of the information prior to these discussions occurring may have a material adverse impact on Spectrun and its business and therefore the value of the investment by the Company in Spectrum.*

On Monday, 11 August 2008, the Company entered into a trading halt and subsequently disclosed the information regarding Spectrum and the intention to exercise the option on 12 August 2008.

In light of the requirements of Spectrum arising from the industry sector in which it operates, the Company is of the view that this was the earliest time that it could disclose the information to ASX.

4. If the Company was aware that QRSciences Corporation would be exercising its option to purchase all of the remaining shares of Spectrum prior to 12 August 2008, why was the information not released to the market at an earlier time? Please comment specifically on the application of Listing Rule 3.1 and the exceptions to the rule in Listing Rule 3.1A.

   The Company considers that Listing Rule 3.1A.1 and 3.1A.2 have been satisfied.

   In terms of Listing Rule 3.1A.3, the Company considers that the second dot point (information concerning an incomplete proposal or negotiation) is applicable in these circumstances. The Company also believes that the third dot point is applicable (that the information comprises matters of supposition or is insufficiently definite to warrant disclosure).

   This is on the basis that the response of the various stakeholders in Spectrum to the proposed transaction was not known at the time of lodgement of the notice and that this may have impacted upon the proposal to proceed with the exercise of the option in Spectrum.

5. Please confirm that the Company is in compliance with Listing Rule 3.1.

   Yes.

Yours faithfully

Jamie Taylor
QRSciences Holdings Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	13 May 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	7 August 2008
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 2,745,462 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Class	Fully Paid Ordinary Shares and Options
Number acquired	150,000 Shares at $0.086
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,900.00

+ See chapter 19 for defined terms.

No. of securities held after change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 2,895,462 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade – 150,000 FPO Shares at $0.086

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**** 209,474 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	* Ordinary shares at a deemed issue price of $0.7225
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	* Ordinary shares issued in line with convertible loan agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14th of August 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
87,214,316	Fully paid ordinary shares
43,035,039 *(**85,000 subject to voluntary restriction of ESP)*	$0.45 Listed Options to acquire fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
	* These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 August 2008
(Company Secretary)

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

13 August, 2008

QRSCIENCES ENTER INTO AGREEMENT WITH GE SECURITY FOR EXPLOSIVES DETECTION PRODUCTS

QRSciences Holdings Limited, ("QRSciences") (ASX:QRS) (QRSNY:PK) is pleased to announce that its subsidiary, QRSciences Security Pty Ltd, has entered into a Distribution Agreement with General Electric Security (GE Security) for its trace detection products.

The Distribution Agreement complements the technology licensing agreement that QRSciences entered into with GE Security in May of 2006 and further strengthens the relationship between the two groups.

Under the agreement QRS will represent GE Security's trace detection product range in all markets in Australia and New Zealand including Aviation. GE Security trace products are the market leader in all Airports in Australia and are the product of choice globally for many border security applications for the detection of explosives and narcotics.

The GE Security product range will broaden the market reac for QRS in Australia and have an immediate impact on sales and profit for the group. The Company is hoping to extend the agreement to include additional GE Security products over time.

QRS CEO Rick Stokes said "GE Security is part of the General Electric Company one of the world's largest industrial companies and we are delighted to move our relationship with them to a new level and to have the opportunity to partner with them in this region. The inclusion of the GE Security products in our current aviation and screening product range will drive further sales and profit for QRS in the future. The appointment of the Company as the distributor for GE Security in Australia is further testament of our growing reputation in the domestic security market in the region. "

About GE Security

GE Security is a wholly owned subsidiary of the General Electric Company (NYSE:GE) focused on communication and information technologies for security, safety and lifestyle enhancements. Security has operations in more than 30 countries and is represented by some of the best-known brand names for intrusion, fire detection, access and building control, video surveillance, explosive and drug detection, key management and structured wiring. For more information about GE Security and its product offerings, please visit www.GESecurity.com

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au , phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited


QRSciences
Technology Spin-out

Reverse Merger

In May 2008 QRSciences Holdings Limited acquired a publicly traded bulletin board shell in the US (DVOP.OB) to domicile its proprietary technologies and technology assets.

The assets are held by two private company's under the control of QRSciences Holdings Ltd:

1) Spectrum SDI (San Diego, CA) *

2) QRSciences Pty Ltd (Perth, Australia)

Some of the technology has recently developed significant traction within the Homeland Security market space and the Company is seeking capital to take advantage of the opportunity.

* QRSciences Corporation has recently exercised an option to purchase the remaining 67% of shares in Spectrum that it doesn't own.



Technology Platform

- $40M+ invested in the development of products and IP over the last 10 years.
- 4 core sensor technologies
- Protected by 25 Patents & Patent Applications
- 20 engineers operating from two locations; San Diego, California and Perth, Western Australia
- 7 current revenue streams



Revenue Pipeline

- Cast*Scope*
- Sentry*Scope*
- Car*Scan*
- GE Security Cross License
- QXR1000 & T303
- QRWeaponsDetect
- Contract Research Grants



CastScope

SPECTRUM San Diego, Inc.

- Advanced backscatter X-ray creates a detailed picture designed to compliment archway & handheld metal detectors.
  - Casts, heavy bandages, and artificial limbs frequently contain metallic parts requiring manual inspection.
  - Detects both metallic and non-metalic threats. Developed under TSL Grant HSTS04-04-C-RED973 (Falcon).
- Sole Source contract granted by TSA in May 2007 with expected revenue value of U$36m delivery commenced in July 2008.






SPECTRUM


SentryScope
SPECTRUM San Diego, Inc.
SentryScope™-The First Video Surveillance System Providing Ultra-High Resolution Images
LX54 GZZ
Up to 21 Million Pixels per Image

Sentry*Scope*

SPECTRUM San Diego, Inc.

- Revolutionary high resolution Surveillance Camera
  - acquires image through single pixel-width sensor and precisely controlled scanning mirror
  - On the market 3 years
  - Over 210 systems sold



- Current Installations and Applications include:

  Airports, Ports, Critical Infrastructure, Parking Lots, Town Centers, Police Stations, Sports Arenas.

Sentry*Scope* - Features

SPECTRUM San Diego, Inc.

90° horizontal field of view

- Records continuously
- Replaces many conventional fixed or PTZ cameras
- Eliminates need for live view operator
- Reduces installation and maintenance expenses

21 million pixels per image

- Incredible zoom capabilities, live or recorded images
- Detailed evidence for investigation of events

Turnkey solution

- Complete kit shipped to customer
- Easy to install and begin operations
- Night Vision add-on
- Sentry Chroma – Color overlay to capture more detail

CarScan

SPECTRUM San Diego, Inc.

- $1.6M Development Contract from TSWG
- tent Pending Technology
- a-low radiation levels has cleared FDA
- demonstrated to TSWG March 2008
- Field trails anticipated Q2 2009
- Detection Applications applications:
- Hidden Persons, Drugs, Car Bombs and other contraband
- Estimated $2B market


ORGANIC
METAL
Concept illustration
Up to 500' standoff

Disruptive Technology

- Price Point
- Passengers stay in car.
- Throughput

GE Security Cross License

- Entered into symmetrical IP cross license with GE Security in May 2006:
- Royalty based licensing agreement over all QR technology globally


QRSciences
20 Patent Families
BTG
14 Patent Families
GE Security
10 Patent Families
9 Patent Families

GE Shoe Scanner

Clear / GE Kiosk incorporates:

- Biometric identification, explosives trace detection and QR Shoe Scanner
- Trace & metal detection not yet approved
- Aim: Travelers leave shoes and coats on
- Marketed through VIP and TSA registered traveler program
- Aimed at 600 checkpoints in the US
- GE invested $16M to date in Verified Identity Pass




CLEAR

QXR1000

Rapiscan systems
An OSI Systems Company



Product:

- QXR1000 jointly developed with Rapiscan
- Partly funded by Australian and US Governments

Positioning:

- Rapiscan is leader in US checkpoint market
- Currently has equipment placed in 50% of US checkpoints

T303

T3-03 Series

- Improved QR detection performance
  - Pulse sequences
  - Temperature bandwidth
  - Signal analysis methods
- Integrated configuration sensitive shield detection
- Can be custom tuned for a range of explosives and some narcotics.



Sciences

QRWeaponsDetect

...roduct:

...eloped for Australian ...stoms to detect weapons and ...eapon parts in mail

...ioning:

Recently received $1.06M from joint initiative between US and Australian Governments.

Deal:

- Australian Customs has fully funded development to date and has an option to place orders for up to $2m


QRSciences
AMDS 600

Contract Research Grants

close collaboration and working relationships with:

- Technical Support Working Group (TSWG)
- Transportation Security Administration (TSA)
- Australian Customs
- Australian Department of Transport (DOTARS)
- Department of the Prime Minister and Cabinet (NSST Unit)
- HM Customs UK
- UK DFT
- Kings College

Receive $2M-$3M per year in funding to cover R&D overheads

Combined Financials

- $3M Revenue for FY08
- $13M forecast for FY09
- $26M forecast for FY10
- Blended Gross Margins 45%
- Forecasting Profitability in the second half of FY09

* Fiscal year end June 30, 2008 (figures approximate and combine estimated forecast of Spectrum and QRSciences Pty Ltd)

Milestones for 3'rd Quarter 2008

- Complete Reverse Merger
- Hire Banking Partner
- Complete Capital Raising
- Re-brand US entity
- Continue TSA roll-out of CastScope targeting $2M revenue for quarter
- Growing Revenue for other products
- Continue funded R&D and Product Development
- Continue Reviewing Acquisition Opportunities

Corporate Strategy

- Continue creating and developing saleable products
- Build and expand technology footprints in targeted markets
- Add value by integrating proprietary technology solutions with current processes and practices
- Control dominant intellectual property (IP) position over core technologies
- Maintain flexibility with sales channels.
- Leverage R&D spend with governments and commercial partners to create pipeline of new product opportunities
- Acquisition of complementary businesses to broaden product pipeline and build business to critical mass

For more information contact

Diversified Opportunities
Mr. Kevin Russeth
10907 Technology Place
San Diego, CA 92127

Ph: 858-613-8755

Email: krusseth@qrsciences.com

Web: http://www.qrsciences.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 4, 2008

DIVERSIFIED OPPORTUNITIES, INC.
(Name of Small Business Issuer in Its Charter)

DELAWARE	000-23446	94-3008888
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification No.)

10907 Technology Place
San Diego, California 92127

(Address of principal executive offices)

(858) 613-8755
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On July 29, 2008, Diversified Opportunities, Inc. ("we," "us," "our" or the "Company") entered into a share exchange agreement (the "Agreement") with QRSciences Holdings Limited, an Australian corporation (the "Seller"). Under the terms of the Agreement, we will acquire the business of the Seller's wholly-owned subsidiary, QRSciences Pty Ltd, an Australian private corporation ("Limited"), through an acquisition of all of its outstanding stock from the Seller. The closing of the Agreement is subject to certain standard conditions, and there can be no assurance that the transactions contemplated by the Agreement will be consummated. The description of the Agreement contained in this report is qualified in its entirety by reference to the more detailed description in our report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2008, and the Agreement, a copy of which is filed as an exhibit to our July 31, 2008 Form 8-K.

Limited's assets include a wholly-owned subsidiary, QRSciences Corporation ("QRSciences"), which holds convertible notes and convertible Series A preferred stock of Spectrum San Diego, Inc. ("Spectrum"). The conversion of the notes and Series A preferred stock would result in QRSciences owning 33.4% of the currently outstanding common stock and a fully diluted equity position of approximately 31.3% of Spectrum. QRSciences also holds an option valid through September 2009 to purchase all of the remaining shares of Spectrum.

On August 4, 2008, QRSciences exercised its option to purchase all of the remaining shares of Spectrum by delivering written notice of such exercise to Spectrum. Under the terms of the option, the total purchase price is equal to the greater of (i) $14,000,000; or (ii) two times the annual revenue of Spectrum (as calculated in the option agreement), plus $10,000,000. The option also provides that QRSciences may pay up to 50% of the purchase price in equity of Seller or a publicly traded entity in which QRSciences owns more than 50% of the voting stock. In accordance with the acquisition option, the $14 million purchase price will be reduced by the percentage of Spectrum that QRSciences already owns. Given the fully converted 33.4% ownership interest in Spectrum, the amount of consideration in cash and equity required to be tendered by QRSciences in connection with the purchase is estimated to be $9.32 million. The purchase option also gives QRSciences the option to pay the cash component of the acquisition consideration in equal monthly installments over a period not to exceed six months.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIVERSIFIED OPPORTUNITIES, INC.

Dated: August 4, 2008

By: /s/ Kevin Russeth

Kevin Russeth
Chief Executive Officer

ASX AND MEDIA RELEASE

12 August 2008

QRSCIENCES U.S. SUBSIDIARY TO ACQUIRE REMAINDER OF SAN DIEGO BASED SPECTRUM FOR US$9.32M

QRSciences Holdings Limited (QRSNY)(ASX: QRS), ("Holdings") wholly owned U.S. subsidiary QRSciences Corporation, ("QRSciences") has exercised its option to acquire the remaining shares of Spectrum San Diego, Inc. ("Spectrum") for approximately US$9.32 million.

Spectrum has two products which are being sold currently and a third which is in late stage development.

Cast*Scope* uses backscatter imaging to inspect casts and bandages for hidden threats is buoyed by a US$37 million dollar IDIQ (Indefinite Delivery Indefinite Quantity) order that was placed by the US government in October 2007.

Sentry*Scope* is a 21 mega-pixel ultra-high resolution camera with 180 degree field of vision. Over 200 systems have been installed to date with customers including airports, stadiums, ports, prisons, casinos and border checkpoints.

Car*Scan*, the third product is expected to be available for sale in the next twelve months and uses dual-energy X-ray to scan vehicles for explosives, narcotics and other contraband.

CEO of QRS Rick Stokes commented, "Spectrum have worked closely with the US Department of Homeland Security and the Transportation Security Administration and are delivering products and solutions to the market now. The R&D pipeline is expected to yield a steady stream of new products to improve security for travellers, at border crossings, public buildings, hospitals, prisons, stadiums, auditoriums and transportation hubs."

The Cast*Scope* enables checkpoint screeners to search for concealed threats when screening passengers with casts, braces, heavy bandages or prosthetics for professional inspections with less embarrassment. Other potential customers for Cast*Scope* include the US Department of Defense, the US State Department, the US Department of Homeland Security as well as other local, state and federal government agencies. Cast*Scope* should also be attractive to non-US governments."

Car*Scan* is being funded by Technical Support Working Group, an agency of the US government and will allow vehicles approaching a checkpoint or gate to drive slowly through the inspection gantry enabling screening without the driver or passengers leaving the vehicle. Phase I of the contract included a laboratory feasibility study that was followed by Phase II that involves the construction and field testing of a prototype.

Background on the transaction

In July, Diversified Opportunities ("DVOP" or the "Company") a 97.5% owned subsidiary of Holdings entered into a share exchange agreement with Holdings. Under the terms of the Agreement, the Company will acquire by share exchange all of the equity of Holding's wholly-owned subsidiary, QRSciences Proprietary Limited ("Limited"), an Australian private corporation. The description of the acquisition of Limited by the Company can be referenced in its entirety in the Form 8-K filed with the Securities and Exchange Commission on July 31, 2008 A copy of the Agreement is filed as an exhibit to that same Form 8-K.

Limited's assets include a wholly-owned subsidiary, QRSciences, a private company based in San Diego, which holds convertible notes receivable and convertible Series A preferred stock of Spectrum. The conversion of the notes and Series A preferred stock would result in QRSciences owning 33.4% of the currently outstanding common stock with a fully diluted equity position of approximately 31.3% of Spectrum. QRSciences also holds an option valid through September 2009 to purchase all of the remaining shares of Spectrum.

On August 4, 2008, QRSciences exercised its option to purchase all of the remaining shares of Spectrum. In accordance with the option, the $14 million purchase price will be reduced by the percentage of Spectrum that QRSciences already owns. Given the fully converted 33.4% ownership interest in Spectrum, the remaining amount of consideration in cash and equity required to be tendered by QRSciences in connection with the purchase is estimated to be approximately $9.32 million. The purchase option also allows QRSciences to tender up to 50% of Spectrum's purchase price in the equity of Holdings or a publicly traded entity in which QRSciences owns more than 50% of the voting stock. The purchase option also gives QRSciences the option to pay for the acquisition in equal monthly installments over a period not to exceed six months.

About QRSciences Holdings Limited
The Company is based in Melbourne, Victoria with subsidiaries operating from Melbourne, Victoria; Perth, Western Australia, and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia.
The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes
CEO

QRSciences Holdings Limited

Sciences

Holdings Limited

11 August, 2008

REQUEST FOR TRADING HALT

QRSciences Holdings Limited (QRSNY), (ASX: QRS), requests a trading halt of its securities pending the release of a price sensitive announcement on Tuesday 12 August, 2008.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes
CEO
QRSciences Holdings Limited

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

11 August 2008

QRSciences Holdings Limited

TRADING HALT

The securities of QRSciences Holdings Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 13 August 2008 or when the announcement is released to the market.

Security Code: QRS
QRSN
QRSOA
QRSO

Ben Donovan
Senior Adviser (Issuers)

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

6 August 2008

QRSCIENCES RECORD STRONG REVENUE, EARNINGS AND ASSET GROWTH

QRSciences Holdings Limited

- **Group Revenue up 25.8% from FY07 to $18.0 million**
- **All business units cash-flow positive after investment**

QRSciences Security

- **$16.8m revenues up 34.2% on FY07, $1.2m NP, 1.4 cents EPS and continued revenue and earnings growth forecast in 2009**
- **Net assets totaling $ 5.3m up 62.9% from the same period last year**
- **Forecast revenue of $ 23m plus in FY09 and 3c EPS**

QRSciences Pty Ltd & Spectrum SDI

- **Proposed plan to divest technology assets to US-based subsidiary Diversified Opportunities (OTCBB:DVOP) expected to be completed late in the first quarter of FY09**
- **Plan to distribute shares in DVOP pro-rata to shareholders post completion of transaction**
- **GE License generates first revenue**
- **Revenue streams from both QRSciences Pty Ltd and Spectrum continue to grow with more formal guidance and direction in the near term**

QRSciences (ASX:QRS) (QRSNY:PK) has completed another profitable quarter with a growing net asset position in Australia and the US.

Group cash flow has shown marked improvement moving into positive territory net of investment over the past twelve month period.

The Company is expected to operate on a cash flow positive basis in all quarters of 2009 with a strengthening balance sheet.

Both the distribution business and the technology businesses continue to make sharp gains. The company's investment in Spectrum has been buoyed by the rollout of Cast*Scope* and progress with the development of its vehicle screening product Car*Scan*.

QR Sciences Security

- QR Sciences Security Pty Ltd which comprises the Q Video Systems sales and distribution continues to grow and generated positive cash flow for the quarter. Sales for the full year were $16.84 million and a positive net profit after tax (NPAT) of over $ 1.2 million, which was 1.4 cents per share in earnings. We are expecting these results to grow further this year with a revenue target of $23 million and 3c earnings per share forecast.

- The QR Sciences Security balance sheet continued to improve to a net asset position of $5.25 million, up $406K from the end of the last quarter.

Update on Diversified Opportunities in the US

QR Sciences announced on 29 July 2008 that the company has entered into a Share Exchange Agreement with Diversified Opportunities (DVOP) for USD 10 million of DVOP shares and USD 1 million cash. The Board would like to highlight:

- The current valuation of the DVOP investment at 6 August 2008 is USD $4.77 million. This is based on the recent price of USD..52 per share. The Company currently owns 9 million shares of DVOP.

- The Board is confident that the divesture of its technology assets to DVOP will further strengthen the Company's balance sheet and believe that this measure could also unlock significant value for shareholders.

- The DVOP shares owned by the Company will be distributed to shareholders through an in-specie distribution post closing of the transaction. At an implied USD $11 million valuation this component alone would equate to approximately 13 cents per share in shareholder value.

Update on Proprietary Technologies and Products

- QRSciences Pty Ltd continues to work on the $840K contract from the National Security Science and Technology Unit of the Department of Prime Minister and Cabinet to develop next generation screening solutions. It is also delivering on the $1.06 million AMDS contract with the Australian Federal Government for the technology to automatically detect firearms and firearm components in mail, packages and baggage.

- Spectrum San Diego continues to rollout its Cast*Scope* product through the previously announced IDIQ (Indefinite Delivery Indefinite Quantity) with the US Government.

- The Company increased its investment in Spectrum extending its convertible note to $800,000.

- During the fourth quarter of FY08 and for the first time in its operating history, QRSciences Pty Limited had positive operating cash flow.

The Board and Senior Management of the Company are achieving improving sales, improving earnings, improving balance sheet and will provide a one-off DVOP scrip distribution to shareholders. Further the company is expecting further improvements in business performance in 2009 with added upside in the on-going development of the high technology security products pipeline.

Rick Stokes

CEO

QRSciences Holdings Limited

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**** 205,917 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	* Ordinary shares at a deemed issue price of $0.72845
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	* Ordinary shares issued in line with convertible loan agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4th of August 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
87,004,834	Fully paid ordinary shares
43,035,039	$0.45 Listed Options to acquire fully paid ordinary shares
*(**85,000 subject to voluntary restriction of ESP)*	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
	* These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 4 August 2008

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

August 1, 2008

QRSciences US subsidiary DVOP announcement

QRSciences Holdings Limited (ASX:QRS) (QRSNY:PK) subsidiary Diversified Opportunities (DVOP-OB) today announced the full details of the QRS divestment of their technology assets to DVOP.

The full announcement follows.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes

CEO

QRSciences Holdings Limited

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 29, 2008

DIVERSIFIED OPPORTUNITIES, INC.
(Name of Small Business Issuer in Its Charter)

DELAWARE	000-23446	94-3008888
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification No.)

10907 Technology Place
San Diego, California 92127

(Address of principal executive offices)

(858) 613-8755
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On July 29, 2008, Diversified Opportunities, Inc. ("we," "us," "our" or the "Company") entered into a share exchange agreement (the "Share Exchange Agreement") with QRSciences Holdings Limited, an Australian corporation (the "Seller"). Under the terms of the Share Exchange Agreement, we will acquire the business of the Seller's wholly-owned subsidiary, QRSciences Pty Ltd, an Australian private corporation ("QRSciences") through an acquisition of all of its outstanding stock. In exchange we will (i) issue, in the aggregate, that number of shares of common stock of the Company equal to Ten Million Dollars ($10,000,000) (as this value is determined by the terms of the Share Exchange Agreement) (the "Company Shares"), and (ii) pay One Million Dollars ($1,000,000) cash to the Seller. We will then own QRSciences as a wholly owned subsidiary. The Exchange Agreement and the transactions contemplated thereunder (the "Exchange") were approved by our board of directors. The closing of the Exchange is subject to certain standard conditions, and there can be no assurance that the Exchange or any other transactions contemplated by the Share Exchange Agreement will be consummated. Seller is the controlling shareholder of the Company and currently owns 9,000,000 of the Company's 9,199,192 outstanding shares, which constitutes 97.83% of the Company's outstanding common stock. In connection with the Exchange, Seller will be issued additional shares of Company common stock.

The Share Exchange Agreement

Under the terms of the Share Exchange Agreement, Seller has agreed to exchange all of its shares of QRSciences common stock for that number of common shares calculated by dividing $10,000,000 by the "Issue Price." In the event that the Company has completed a capital raise resulting in net proceeds to the Company of at least $2,500,000 prior to the closing of the Share Exchange Agreement, then the Issue Price will be the price per share of Company common stock issued in the capital raise. If the Company issues any common stock equivalents in the capital raise, such as convertible debt or equities, then the Issue Price shall be the price per share at which the common stock equivalents are initially convertible, exercisable or exchangeable for shares of Company common stock. In the event that the capital raise has not occurred prior to the closing of the Share Exchange Agreement, then the Issue Price shall be calculated based on the volume weighted average price for our common stock for the twenty (20) trading days preceding the closing date.

We currently have 9,199,192 shares of common stock outstanding. We cannot calculate the exact number of shares which will be outstanding upon completion of the Exchange as such number is based on the number of shares to be issued to Seller in the Exchange based on the Issue Price as discussed above.

The Share Exchange Agreement contains representations and warranties of the Company and QRSciences relating to, among other things, (a) proper corporate organization, (b) the authorization, performance and enforceability of the Share Exchange Agreement, (c) compliance with governmental and other authorizations and obtaining all consents required to consummate the transactions contemplated by the Share Exchange Agreement, (d) the capital structure of each company, (e) financial statements, (f) liabilities and the absence of undisclosed liabilities, (g) contract rights and commitments, (h) the absence of claims and litigation, (i) compliance with applicable laws, (j) insurance coverage and claims, (k) absence of material changes (l) employee matters, (m) corporate records, and (n) compliance with applicable provisions of the securities laws.

Under the Share Exchange Agreement, each of the Company and QRSciences has agreed to do certain things, some of which are conditions to the closing, including: (a) in the case of the Company, preserve intact its business organizations and maintain the registration of its common stock under the Securities Exchange Act of 1934, (b) give the other access to the records and personnel to complete the Exchange, (c) maintain the confidentiality of information shared with the other party, (d) proceed expeditiously to undertake all actions necessary to consummate and make effective the Exchange, (e) in the case of QRSciences, deliver to Seller audited financial statements prepared in compliance with GAAP and in accordance with all applicable Securities Exchange Commission (the "SEC"), rules and regulations, including Regulation S-X, (f) in the case of the Company, complete the capital raise with net proceeds in a minimum amount of $2,500,000; and (g) the execution of agreements providing for the termination of employment of Mr. Kevin Russeth from QRSciences, and the terms of employment of Mr. Kevin Russeth as the Company's Chief Executive Officer.

We have agreed to indemnify QRSciences and the Seller for (a) inaccuracies of representations and warranties and agreements, (b) breach or non-fulfillment of covenants we made in the Share Exchange Agreement, (c) any misrepresentation in the Share Exchange Agreement or any related closing certificate, or (d) inaccuracies in any of our filings under the Securities Exchange Act of 1934 made prior to the closing.

QRSciences has agreed to indemnify us for (a) inaccuracies of representations and warranties and agreements, (b) breach or non-fulfillment of covenants it made in the Share Exchange Agreement, or (c) any misrepresentation in the Share Exchange Agreement or any related closing certificate.

The Share Exchange Agreement may be terminated: (a) by mutual consent, (b) by either party if the Exchange is not consummated by December 31, 2008, or (c) by either party if the Exchange is prohibited by issuance of an order, decree or ruling. In the event of termination, both parties are responsible for their respective expenses.

The foregoing summary and description of the terms of the transaction contemplated under the Share Exchange Agreement contained herein is qualified in its entirety by reference to the complete agreement, a copy of which is filed as an exhibit to this report and incorporated herein by reference.

The Company

We currently do not have, and since 2001, have not had, any ongoing business operations or any revenue sources. We have taken steps to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which we would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

QRSciences

QRSciences is a subsidiary of Seller which is a publicly listed company which trades on the Australian Stock Exchange and as an ADR on the US over-the-counter market (QRS:ASX; QRSNY.PK). QRSciences specializes in the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications.

Applications for the technologies and products of QRSciences include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring. QRSciences and its subsidiaries have a wide range of government and commercial customers including GE Security, Transportation Security Administration, U.S. Department of Homeland Security, U.S. Technical Support Working Group (TSWG), Australian Customs, China Institute of Atomic Energy (CIAE), United Arab Emirates Government, HM Customs UK and Rapiscan Systems.

QRSciences' assets include convertible notes and convertible Series A preferred stock of Spectrum San Diego Inc. ("Spectrum"), a private company based in San Diego, California. Conversion of the notes and Series A preferred stock would result in QRSciences owning 33.4% of the currently outstanding common stock and a fully diluted equity position of approximately 31.3% of Spectrum (after taking into account the pro forma exercise of outstanding vested stock options, including those vested under the Spectrum employee stock option plan). QRSciences also holds an option valid through September 2009 to buy all of the remaining shares of Spectrum.

Spectrum is a designer of specialized electronics and instrumentation with a specific focus on high-end niche products for the security industry. The Spectrum product range includes:

- SentryScope, a security camera employing break-through technology providing over 250 times the resolution of ordinary surveillance cameras;
- CastScope, a scanner for detecting security threats in casts, bandages and artificial limbs being sold under contract with the Transportation and Security Administration; and
- CarScan, a project funded by the US Government that uses state of the art X-ray technology to locate weapons, explosives and contraband in vehicles. The technology offers a number of benefits including quality of image, cost, speed and convenience as passengers are not required to leave their vehicle for the scanning.

For more information on QRSciences please visit: http://www.qrsciences.com

Loan Agreement

Effective as of July 29, 2008, the Company also entered into a Loan Agreement with the Seller. The Loan Agreement provides that the Company may borrow up to $500,000 from Seller. The amount borrowed by the Company under the Loan Agreement accrues interest at 8% and is due and payable on or before October 31, 2008, or as so agreed by the parties.

The foregoing summary and description of the terms of the transaction contemplated under the Loan Agreement is qualified in its entirety by reference to the complete agreement, a copy of which is filed as an exhibit to this report and incorporated herein by reference.

ITEM 3.02 UNREGISTERED SALES OF EQUITY SECURITIES.

In connection with the Exchange, we will at the closing, acquire all of the outstanding capital stock of QRSciences in exchange for our issuance to the Seller of the Company Shares. The issuance of the Company Shares to the Seller is intended to be exempt from registration under the Securities Ac of 1933 pursuant to Section 4(2) thereof and Regulation S thereunder.

We currently have 9,199,192 shares of common stock outstanding. We cannot calculate the exact number of shares which will be outstanding upon completion of the Exchange as such number is based on the number of shares to be issued to Seller in the Exchange based on the Issue Price as discussed above. The shares of our common stock issued to the Seller will be restricted shares, and the holders thereof may not sell, transfer or otherwise dispose of such shares without registration under the Securities Act of 1933 or an exemption therefrom.

ITEM 5.03 AMENTMENTS TO ARTICLES OF INCORPORATION OF BYLAWS; CHANGE IN FISCAL YEAR

On July 29, 2008, the Company's Board of Directors also approved a change in the Company's fiscal year end from December 31st to June 30th. The Company intends to file an Annual Report for the fiscal year ending June 30, 2008 on or before September 29, 2008.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

No.	Description
2.1	Share Exchange Agreement dated as of July 29, 2008 by and between the Company and QRSciences Holdings Limited
10.1	Loan Agreement dated as of July 29, 2008 by and between the Company and QRSciences Holdings Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIVERSIFIED OPPORTUNITIES, INC.

Dated: July 29, 2008

By: /s/ Kevin Russeth

Kevin Russeth
Chief Executive Officer

Appendix 4C

Consolidated Group - QRSciences Holdings Ltd

	Operating Activities (Business Running Costs)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
1.1	Receipts from customers	4,226	5,438	3,708	4,264	17,635
1.2	Payments for (a) staff costs	(1,474)	(1,506)	(1,085)	(1,048)	(5,113)
	(b) advertising and marketing	(8)	(6)	(11)	(20)	(45)
	(c) research and development	(393)	(216)	(155)	(254)	(1,018)
	(d) leased assets	(38)	(62)	(61)	(56)	(217)
	(e) other working capital	(4,869)	(4,535)	(3,271)	(3,253)	(15,928)
1.3	Dividends received	-	-	-	26	26.00
1.4	Interest and other items of a similar nature received	15	21	10	11	57
1.5	Interest and other costs of finance paid	(41)	(6)	(3)	(30)	(80)
1.6	Income taxes paid	-	-	-	-	-
1.7	Other	-	-	194	227	421
	Net operating cash flows	(2,582)	(872)	(674)	(134)	(4,261)

	Investing Activities (IP Consolidation & Broadening Revenue Base)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	(2,582)	(872)	(674)	(134)	(4,261)
	Cash flows related to investing activities					
1.9	Payment for acquisition of:					
	(a) businesses (item 5)	-	-	-	-	-
	(b) equity investments	-	-	-	-	-
	(c) Intellectual property	-	-	-	-	-
	(d) Physical non-current assets	(4)	(49)	(5)	(87)	(145)
	(e) other non-current assets	-	-	-	(687)	- 687
1.1	Proceeds from disposal of:					
	(a) businesses (item 5)	-	-	-	-	-
	(b) equity investments	-	-	650	-	650
	(c) intellectual property	-	-	-	-	-
	(d) physical non-current assets	-	-	-	-	-
	(e) other non-current assets	-	-	-	-	-
1.11	Loans to other entities	(121)	(197)	(159)	(424)	(901)
1.12	Loans repaid by other entities	-	-	-	-	-
1.13	Other - Dividends	-	-	-	-	-
	Net investing cash flows	(125)	(246)	486	(1,198)	(1,084)
1.14	**Total operating and investing cash flows**	(2,707)	(1,118)	(188)	(1,332)	(5,345)

	Financing Activities (Funding the Business)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
	Cash flows related to financing activities					
1.15	Proceeds from issues of shares, options, etc.	7,417	2,540	-	-	9,957
1.16	Proceeds from sale of forfeited shares	-	-	-	-	-
1.17	Proceeds from borrowings	223	59	-	1,300	1,582
1.18	Repayment of borrowings	(3,813)	(30)	(46)	(38)	(3,927)
1.19	Dividends paid	-	-	-	-	-
1.2	Other - Convertible Note interest & fees	(910)	-	-	(107)	(1,017)
	Net financing cash flows	2,917	2,569	(46)	1,155.00	6,595
	Net increase (decrease) in cash held	210	1,451	(234)	(177)	1,250
1.21	Cash at beginning of quarter/year to date	(137)	73	1,524	1,290	(137)
1.22	other adjustments					
1.23	**Cash at end of quarter**	73	1,524	1,290	1,113	1,113

QRSciences

Holdings Limited

ASX AND MEDIA RELEASE

July 31, 2008

QRSciences Holdings to divest technology assets to U.S. subsidiary and distribute shares to shareholders

QRSciences Holdings Limited ("Holdings") is pleased to announce that it has entered into a definitive share exchange agreement with Diversified Opportunities Incorporated ("Diversified"), a US public company that trades on the over-the-counter bulletin board under the trading symbol, (DVOP.OB).

Under the terms of the agreement, Diversified will acquire the business of the Holdings wholly-owned subsidiary, QRSciences Pty Ltd, an Australian private corporation ("QRSciences") through an acquisition of all of its outstanding shares.

QRSciences is a subsidiary of Holdings which is a publicly listed company which trades on the Australian Stock Exchange and as an ADR on the US over-the-counter market (QRS:ASX; QRSNY.PK). QRSciences specializes in the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications.

Applications for the technologies and products of QRSciences include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring. QRSciences and its subsidiaries have a wide range of government and commercial customers including GE Security, Transportation Security Administration, U.S. Department of Homeland Security, U.S. Technical Support Working Group (TSWG), Australian Customs, China Institute of Atomic Energy (CIAE), United Arab Emirates Government, HM Customs UK and Rapiscan Systems.

QRSciences' assets include convertible notes and convertible Series A preferred stock of Spectrum San Diego Inc. ("Spectrum"), a private company based in San Diego, California. Conversion of the notes and Series A preferred stock would result in a fully diluted equity position for QRSciences of approximately 33.4% of Spectrum, after taking into account the pro forma conversion of outstanding vested stock options including those vested under the Spectrum employee stock option plan. QRSciences also holds an option valid through September 2009 to buy all of the remaining shares of Spectrum. Spectrum is a designer of specialized electronics and instrumentation with a specific focus on high-end niche products for the security industry. The Spectrum product range includes:

- SentryScope, a security camera employing break-through technology providing over 250 times the resolution of ordinary surveillance cameras;

- CastScope, a scanner for detecting security threats in casts, bandages and artificial limbs being sold under contract with the Transportation and Security Administration; and
- CarScan, a project funded by the US Government that uses state of the art X-ray technology to locate weapons, explosives and contraband in vehicles. The technology offers a number of benefits including quality of image, cost, speed and convenience as passengers are not required to leave their vehicle for the scanning.

For more information on QRSciences please visit: http://www.qrsciences.com

Upon completion of the transaction, Diversified will be the sole shareholder in QRSciences and will have no other business interests. Mr Kevin Russeth is currently the sole Director of Diversified and will become the chief executive officer and president of Diversified at closing. He will also continue as a non-executive director of Holdings. The other directors of Diversified will be appointed in a timely manner and at least one will be an appointee of Holdings.

The Directors of Holdings believe the transaction is in the interests of shareholders because it will place the technology in closer proximity to its main customers and provide more visibility in the US capital markets

Structure of the Transaction

In exchange for the shares in QRSciences, Diversified will (i) issue to Holdings that number of shares of common stock equal to US$10,000,000) and (ii) pay US$1,000,000 to Holdings.

The closing of the transaction is subject to a number of conditions including the approval of Holdings and a minimum capital raising by Diversified of US$2,500,000).

The issue shares of common stock to Holdings is expected to be at a similar price as the capital raising by Diversified.

Holdings is the controlling shareholder of Diversified and currently own 9,000,000 of the 9,199,192 outstanding shares, which constitutes 97.83% of Diversified outstanding common stock. In connection with the transaction, Holdings will be issued additional shares of Diversified common stock and Diversified will also conduct the US$2.5 million capital raising above.

Subsequent to completion of the transaction and issuing of the common stock to both Holdings and other investors, Holdings anticipates that it will continue to hold a controlling stake in the common stock of Diversified.

Holdings intend to distribute the Diversified shares to Holdings shareholders in the form of an in-specie distribution of Diversified shares which Holdings anticipates will be capable of trading on the over-the-counter bulletin board. The timing of this distribution in specie is yet to be determined.

Holdings has also entered into a Loan Agreement with the Diversified. The Loan Agreement provides that Diversified may borrow up to US$500,000 dollars from Holdings. The amount borrowed by Diversified under the Loan Agreement accrues interest at 8% and is due and payable on or before October 31, 2008.

At the completion of the sale of QRSciences, Holdings' focus will be the fast growing QRSciences Security business.

Holdings anticipates convening a shareholder meeting to consider the transaction no later than October 31, 2008. All conditions to the transaction (including the approval of Holding's shareholders) must be satisfied on or before 31 December 2008.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria, with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9884 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes
CEO
QRSciences Holdings Limited

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**** 198,059 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	* Ordinary shares at a deemed issue price of $0.75735
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	* Ordinary shares issued in line with convertible loan agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 July 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
86,588,341	Fully paid ordinary shares
43,035,039	$0.45 Listed Options to acquire fully paid ordinary shares
*(**85,000 subject to voluntary restriction of ESP)*	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
950,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
950,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
	* These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 24 July 2008

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

Thursday, July 17, 2008

Media Release

QRSCIENCES TO PRESENT AT FINSIA – EMERGING & PROFITABLE COMPANIES SHOWCASE THURSDAY 17 JULY 2008

QRSciences Holdings Limited (ASX:QRS) (QRSNY:PK), a leading developer of security technology products for governments and commercial clients worldwide with offices in Melbourne and San Diego announced that CEO, Rick Stokes will present at the 'Emerging & Profitable Companies Showcase' being held by the Financial Services Institute of Australasia (FINSIA) in Melbourne on July 17, 2008.

The Showcase will be held at the Level 1, 350 Collins Street, Melbourne VIC 3000. For further details contact Bianca Smith Senior Event Coordinator (03) 9666 1003 b.smith@finsia.com or visit the FINSIA website – www.finsia.com.au

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

QRSciences Holdings Limited Company Snapshot

July 2008

QRSciences

QRSciences Holdings – Overview

Company

Headquarters in Melbourne – offices around Australia & in San Diego

- Founded 1997
- 30+ employees
- Design, develop, market and sell security products/ solutions globally



QRSciences

QRSciences Holdings – Business Units

- **QRSciences P/L –** Quadrupole Resonance and Weapons Detection Technologies
- **Spectrum SDI** (34%-owned) – X-ray & imaging technologies
- **QRSciences Security P/L** – Electronic Security Product Distribution Aust/NZ distribution business for QR & other manufacturers' products

QRSciences

QRSciences Holdings – Corporate Strategy

- Increase footprint in Homeland Security market – focus on detection, imaging & surveillance products/technologies
- License core intellectual property, sales and OEM sub-systems globally via strategic partners and our own sales channels
- Revenue from licensing and royalty arrangements
- Leverage R&D spend with governments & commercial partners to create new product pipeline
- Exploit core technologies in US via sale of QRS Technology assets to DVOP-OB – listed in the US, 97.5% owned by QRSciences Holdings

QRSciences

QRSciences Holdings – Target Markets

Focus on billion $ markets in security incl:

- Baggage Screening
- Personnel Screening
- Cargo Screening
- Surveillance & Monitoring

Markets growing rapidly, driven by:

- Pressing need for next generation technical solutions for domestic and military
- Aggressive Government and regulatory impetus

Leading Markets:

- United States
- UK and Europe
- Asia

QRSciences

Spectrum SDI Acquisition

SPECTRUM San Diego, Inc.

27.4% in Spectrum San Diego Inc

- $2.6m (50% cash/50% stock) completed June 2007
- Option to move to 100% by September 2009
- Recent action – Convertible Preferred for $800k for 34 % fully diluted holding

Investment rationale

- Common US Govt relationships (R&D funding) & customers – new business opportunities
- Synergies from shared facilities and combined marketing
- Opportunity to develop integrated devices
- Existing revenues (SentryScope)
- Strong revenue/earnings potential re new product pipeline (CastScope, WeaponScan, CarScan)

QRSciences

QRS/Spectrum: Current Products

SPECTRUM San Diego, Inc.

QRSciences Holdings Proprietary Products:

- QRS T303: - Proprietary Explosives/Narcotic Detection
- WeaponsDetect: - Contract in place with Australian Customs
- CastScope: - US Contract in place with TSA
- SentryScope: - 20 Megapixel Camera
- ShoeScanner: - License Agreement with GE Security
- QXR1000: - In conjunction with Rapiscan Systems







QRSciences

R&D pipeline: Spectrum CarScan

SPECTRUM San Diego, Inc.

CarScan – automated vehicle screening

- For explosives, hidden persons, drugs & other contraband
- Drive-thru
- $2m US govt funding


ORGANIC
METAL
Up to 500' standoff
Concept illustration

WeaponsScanTM

- Target market – US traveler & general aviation/screening
- Complements X-ray & Trace Technology


Total height: 90 inches
Subject instructions
Front x-ray scanner
Rear x-ray scanner
Remotely operated exit doors
Footprint: 6' x 4'

QRSciences

QRSciences Security: Acquisition

QRSciences Security Pty Ltd

QRS acquired Baxall Australia

- $4.7m outlay – Feb 2007, QRS acquired the business for net asset value only
- Renamed QRSciences Security Pty Ltd

Investment Rationale

- Distribution path for QR/Spectrum product into Australia/NZ markets
- Considerable revenue/earnings potential, $23M revenue forecast for 2008/09, rising to $ 36M in 2011
- Common key relationships with local govt (DOTARS etc) & customers (Australian Customs)
- Synergies from shared facilities and combined marketing
- Provides national support for QRS products

QRSciences

QRSciences Security: Overview

QRSciences Security Pty Ltd

Business

- Distribution of high quality CCTV & security screening products with best in class service
- Full range supplier – cameras, video switching, recording, network video X-ray, metal detection and peripherals
- 28 employees – mostly sales and tech support
- Warehouses/offices in NSW, Victoria, QLD & WA
- Distribution in SA/NT and NZ

Rapidly expanding

- QRSciences Security P/L trading as established in Port Melbourne in April 2005
- Fastest growing business in Aust electronic security industry
- Revenue of $12m in 2007, $17m in 2008, forecast $23m in 2009

QRSciences

QRSciences Security: Objectives

QRSciences Security Pty Ltd

Financial objectives

- Achieve revenue of $36m pa in 3 years
- Achieve EBIT of approximately 10%
- Anticipated EPS of 2 cents per share in 2009 financial year, rising to 4 cents in 2011

Strategy

- Maintain long term strategic partnerships with industry-leading brands
- Position QVS OEM to achieve strong brand recognition and subsequent IP
- Expand business units to provide revenue in transmission, alarm and detection (X-Ray) markets

QRSciences

QRSciences Security: Revenue

QRSciences Security Pty Ltd


Millions
40
35
30
25
20
15
10
5
0
05/06 Actual
06/07 Actual
07/08
08/09
09/10
10/11
QRSS Revenue

QRSciences

QRSciences Security: Products

Core products

- **Closed Circuit Television Cameras** – Distributor for several leading international camera manufacturers
- **Electronic Surveillance Systems** – Range includes multiplexers, receivers, digital recorders, switchers and telemetry control
- **Networked Security Systems** – Largest market growth area



Industry leading brands

- **Leading International Brands** – Distribution agreements with leading CCTV names such as Pelco, Verint, Samsung & Sanyo
- **Q Video Systems 'OEM' Range** – QVS rapidly becoming established as a major domestic and international brand

Q Video systems customers

- **Established Client Base** – Large list of national and multi-national
- **Blue chip customer base** – Major contracts with clients such as Woolworths, Westfield, GPT, Lend Lease



Q Detection Systems

Security Screening Products Distribution

- Full range X-ray & metal detection systems from leading US manufacturer Astrophysics & Garrett
- Business Launched 1 May 2008 – $250k orders already
- Spectrum San Diego products to be launched Q3 2008 including Castscope & ShoeScanner. Major local opportunities with Castscope™ – major rollout across US by TSA commencing 2008









QRSciences Holdings – Directors

Mr Kevin Russeth
Managing Director

- Extensive experience in securities industry, mainly with global investment banks. Was a VP of Salomon Smith Barney in Perth. Worked with Lehman Brothers and Merrill Lynch, began his career with Electronic Data Systems (EDS) in Dallas specialising in systems engineering and software development.

Rick Stokes
CEO

- Appointed CEO of QRSciences Jan 2007. Been in the security industry for 23 years where he has successfully developed and operated numerous contracting and distribution businesses.

Mr Bob Halverson OBE
Non-exec director

- Served with RAAF from 1956-1981, on the defense staff of the Australian Embassy, Washington from 1966 to 1969 and with the RAF from 1975 to 1978 for which he was honored with an OBE. Member of the Australian Parliament 1984-1998 and Chief Opposition Whip 1994-1996. Former Speaker of the House of Representatives until 1998. Australian Ambassador to Ireland and the Holy See from 1999 until 2003.

Mr Ray Schoer
Non-exec director

- Former CEO of the National Companies and Securities Commission, pre-cursor to ASIC from 1980-1990. From 1990 National Director of the ASX. Expertise in accounting, law and corporate finance.

QRSciences

QRSciences Holdings - Milestones for 2008

Milestones

- TSA roll-out of CastScope product – via Spectrum
- Continue growing revenues
- Build Familiarity in US capital markets through PR & investor relations
- Investigate further acquisition opportunities
- Announce profitability in Q4
- Develop and promote the DVOP-OB Company and associated QRS Companies in the USA markets

QRSciences

QRSciences: Contact Details

QRSciences Corporation

10907 Technology Place
San Diego, California 92127
Ph: +1(858)613-8755
Fax: +1(858)613-8715

QRSciences Pty Ltd

8-10 Hamilton Street
Cannington, Western Australia 6107
Ph: +61(8)9358-5011
Fax: +61(8)9358-5022

QRSciences Security Pty Ltd

5/435 Williamstown Road
Port Melbourne, Victoria 3207
Ph: +61(3)9646-9016
Fax: +61(8)9646-9086

email: info@qrsciences.com
Visit: http://www.QRSciences.com

QRSciences

Appendix 4E

Preliminary final report

Name of entity

QRSciences Holdings Limited

ABN	Financial year ended
26 009 259 876	30 June 2008

Results for announcement to the market

				$A'000
Revenues from ordinary activities	up	38.7%	to	19,800
Loss from ordinary activities after tax attributable to members	up	213.2%	to	(33,623)
Net Loss for the period attributable to members	up	213.2%	to	(33,623)

Dividends	Amount per security	Franked amount per security
Final dividend Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend.	N/A

Consolidated Income Statement
For the year ended 30 June 2008

	2008 $'000	2007 $'000
Revenues from ordinary activities	19,800	14,274
Cost of goods sold	(11,998)	(10,340)
Expenses from ordinary activities	(10,857)	(13,521)
Share of net loss of an associate	-	(162)
Borrowing costs	(265)	(987)
Impairment write-down of intangible assets	(30,388)	-
Profit (loss) from ordinary activities before tax	**(33,708)**	**(10,736)**
Income tax on ordinary activities	85	-
Profit (loss) from ordinary activities after tax	**(33,623)**	**(10,736)**
Net profit (loss)	**(33,623)**	**(10,736)**
Net profit (loss) attributable to outside equity interests	-	-
Net profit (loss) for the period attributable to members	**(33,623)**	**(10,736)**
Total changes in equity not resulting from transactions with owners as owners	**(33,623)**	**(10,736)**

Consolidated Balance Sheet as at 30 June 2008

		2008 $'000	2007 $'000
Current assets			
Cash		1,120	669
Trade and other receivables		4,096	3,338
Prepayments		95	55
Inventories		4,472	3,004
Other		49	-
Total current assets		**9,832**	**7,066**
Non-current assets			
Intangibles - Intellectual Property		1,872	33,858
Other financial assets		110	527
Investments accounted for using the equity method		2,630	2,999
Property, plant and equipment		561	614
Other		861	-
Deferred Tax Assets		299	
Total non-current assets		**6,333**	**37,998**
Total assets		**16,165**	**45,064**
Current liabilities			
Payables		2,848	2,740
Interest bearing liabilities		1,601	6,202
Provisions		459	478
Other Payables	(a)	270	645
Total current liabilities		**5,178**	**10,065**
Non-current liabilities			
Other Payables	(b)	5,115	5,888
Interest bearing Liabilities		935	120
Total non-current liabilities		**6,050**	**6,008**
Total liabilities		**11,228**	**16,073**
Net assets		**4,937**	**28,992**
Equity			
Contributed equity		69,285	59,324
Reserves		(769)	(377)
Accumulated losses		(63,579)	(29,955)
Equity attributable to members of the parent entity		**4,937**	**28,992**
Outside equity interests in controlled entities		-	-
Total equity		**4,937**	**28,992**

(a) The $0.270 million carried on the balance sheet as a current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio.

(b) The $5.115 million carried on the balance sheet as a non-current liability relates to discretionary payments required by QRSciences Holdings Limited to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 12 years.

Consolidated Statement of Changes in Equity
For the year ended 30 June 2008

	$000	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Foreign Currency Translation Reserve	Total
	Ordinary	Pref A	Pref B	Share Options Reserve			
Balance at *1.7.2006*	48,725	-	2,139	-	(19,219)	-	31,645
Conversion of Pref B to ordinary equity	2,139	-	(2,139)	-	-	-	-
Shares issued during the year (net of transaction costs incurred)	8,460	-	-	-	-	-	8,450
Adjustments from translation of foreign controlled entities	-	-	-	-		(377)	(377)
Loss attributable to members of parent entity	-	-	-	-	(10,736)	-	(10,726)
Sub-total	59,324	-	-	-	(29,955)	(377)	28,992
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at *30.6.2007*	59,324	-	-	-	(29,955)	(377)	28,992
Balance at *1.7.2007*	59,324	-	-	-	(29,955)	(377)	28,992
Share options issued during the year		-	-	52	-	-	52
Shares issued during the year (net of transaction costs incurred)	9,961	-	-	-	-	-	9,961
Adjustments from translation of foreign controlled entities	-	-	-	-	-	(444)	(444)
Loss attributable to members of parent entity	-	-	-	-	(33,624)	-	(33,624)
Sub-total	69,285	-	-	52	(63,579)	(821)	4,937
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at *30.6.2008*	69,285	-	-	-	(63,579)	(821)	4,937

Consolidated Cash Flow Statement
For the year ended 30 June 2008

	2008 $'000	2007 $'000
Cash flows related to operating activities		
Receipts from customers	17,635	10,371
Payments to suppliers and employees	(22,319)	(22,638)
Interest and other items of similar nature received	83	72
Interest and other costs of finance paid	(80)	(125)
Other		
Grants	420	391
Other Income	1	65
Net operating cash flows	**(4,260)**	**(11,864)**
Cash flows related to investing activities		
Proceeds from Disposal of Equity Investments	650	
Payment for purchases of property, plant and equipment	(145)	(616)
Payment for Spectrum	-	(594)
Payment for purchases of intellectual property	-	
Loans to other entities	(901)	-
Loans repaid by other entities	-	-
Other	(687)	-
Net investing cash flows	**(1,083)**	**(1,210)**
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc.)	9,962	6,330
Repayment of Borrowings	(3,927)	
Convertible Note Interest & Fees	(1,017)	
Proceeds from borrowings	1,582	4,752
Other – Repayment of BTG liability	-	(131)
Net financing cash flows	**6,600**	**10,951**
Net increase (decrease) in cash held	1,257	(2,123)
Cash at beginning of period	(137)	1,986
Consolidation adjustments	-	-
Cash at end of period	**1,120**	**(137)**

Dividends

No dividend has been declared and no dividend payment has been made during this year.

Dividend Reinvestment Plan

There is no dividend re-investment plan in operation.

Ratios

Earnings per security (EPS)	2008	2007
Basic EPS	($0.39)	($0.25)
Diluted EPS	($0.33)	($0.23)

Net Tangible Asset backing	2008	2007
Net tangible asset backing per ordinary security	$0.035	$0.22

Notes to the Consolidated Income Statement

Revenue and expenses from ordinary activities

	2008 $'000	2007 $'000
Revenue from ordinary activities		
Revenue from services and goods	17,165	13,660
Other		
Grants	420	391
Sundry Income	59	151
Gain on Disposal	233	-
Interest revenue	88	72
FX Gain	1,835	
Total	19,800	14,274
Cost of goods sold	(11,998)	(10,340)
Ordinary Expenses		
Employee benefits expense	5,008	6,805
Amortisation of Intellectual Property	1,249	856
Consulting	710	865
Patent costs	349	562
Legal expense	210	543
Travel	292	535
Rent & Occupancy Costs	466	521
Materials & Consumables (QRS)	150	422
Bad & Doubtful Debts	52	385
Depreciation and amortisation excluding amortisation of intangibles	228	303
Advertising & Promotion	179	199
Directors fees	153	175
Other expenses	1,584	1350
Borrowing Costs		
Convertible note fees	227	569
Interest / Finance paid	265	418
Total	11,122	14,508

Notes to the Consolidated Balance Sheet

Consolidated Accumulated Losses

	2008 $'000	2007 $'000
Accumulated losses at the beginning of the financial period	(29,155)	(19,219)
Net loss attributable to members	(33,623)	(10,736)
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(63,579)**	**(29,255)**

Reconciliation of net cash provided by operating activities to operating profit after income tax

	2008 $'000	2007 $'000
Operating loss after income tax	(33,623)	(10,736)
Depreciation & Amortisation	1,477	1,160
Bad & Doubtful Debts	52	385
Convertible Notes Interest & Fees	26	765
Diminution of Invesments	30,388	-
Share of associate loss	-	162
FX translation movements	(444)	(377)
Share-based payments to employees	83	916
Unrealised gain on FX movement	306	(65)
(Increase)/Decrease in inventories	(1,468)	(3,004)
Increase /(Decrease) in creditors	108	1,919
Increase in deferred tax assets	(299)	-
Increase/(Decrease) in provisions	(19)	178
(Increase)/Decrease in trade & other debtors	(847)	(3,167)
Net cash used in operating activities	(4,260)	(11,864)

Suan, this a bit crazy

Cash and Cash Equivalents

	2008 $'000	2007 $'000
Cash on hand and at bank	1,524	509
Short-term bank deposits	-	160
Total cash at end of period	1,524	669

The effective interest rate on short-term bank deposits was 6.15% and these deposits have an average maturity of 30 days

Reconciliation of Cash

Cash and cash equivalents	1,524	669
Bank overdrafts	(404)	(806)
	1,120	(137)

Control gained over entities having material effect

Name of entity:	N/A

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

NOTE 1: Basis of Preparation

The consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, including Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report is read in conjunction with any public announcements made by the Company and its controlled entities during the year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2007 annual report, unless otherwise stated. This report does not include full disclosures of the type normally included in an annual financial report.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of QRSciences Holdings Limited and controlled entities complies with all Australian equivalents to International Financial Reporting Standards (IFRS) in their entirety.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

NOTE 2: Contributed Equity

	2008 $	2007 $
(a) 86,252,374 Ordinary Shares Fully Paid	69,285,157	59,323,665
(b) 43,035,039 Listed Options exercisable at $0.45 on or before 30 June 2012		
(c) 2,575,749 Options exercisable at $0.60 on or before 30 June 2008	-	-
(d) 50,500 Options exercisable at $1.00 on or before 30 June 2008	-	-
(e) 1,114,384 Options exercisable at $0.50 on or before 10 May 2012	-	-
(f) 3,801,547 Options exercisable at $0.587 on or before 10 May 2014	-	-
(g) 3,801,547 Options exercisable at $0.797 on or before 10 May 2014	-	-
(h) 7,500,000 (Options exercisable at $0.25 on or before 10 May 2014		
(i) 906,859 Options exercisable at $0.30 on or before 19 Oct 2012		
(j) 950,000 Options exercisable at $0.15 on or before 22 April 2010		
(k) 950,000 Options exercisable at $0.20 on or before 11 April 2011		
(l) 7,500,000 Options exercisable at $0.237 on or before 10 May 2014	-	-
	69,285,157	59,323,665

(a) Movements During the Period

Ordinary Issued and fully paid Share Capital

	2008	2007
Opening balance at the beginning of the reporting period	59,323,665	48,724,856
Issue of 2,992,000 fully paid ordinary shares - Share Purchase Plan		1,496,010
Issue of 4,000,000 fully paid ordinary shares - September 2006		2,000,010
Issue of 400,000 fully paid ordinary shares - December 2006		200,000
Issue of 507,100 fully paid ordinary shares - December 2006		253,542
Conversion of Preference B Shares – January 2007		2,139,410
Issue of 27,584 fully paid ordinary shares - January 2006 (Share-Based Payments)		15,171
Issue of 383,096 fully paid ordinary shares - January 2007 (Spectrum Investment)		371,603
Issue of 452,835 fully paid ordinary shares - January 2007 (BTG Patent Portfolio)		258,116
Issue of 350,878 fully paid ordinary shares – February 2007 (BTG Patent Portfolio)		200,000
Issue of 4,000,000 fully paid ordinary shares - February 2007		2,000,000
Issue of 1,500,000 fully paid ordinary shares - February 2007		750,000
Issue of 644,397 fully paid ordinary shares - February 2007		322,179
Issue of 16,949 fully paid ordinary shares - May 2007 (Share-Based Payments)		10,000
Issue of 379,312 fully paid ordinary shares - June 2007 (Spectrum Investment)		367,933
Vesting of Employee Share Plan		891,230
Issue of 21,134,373 FPO Shares under rights issue – Aug 07	6,340,332	
Issue of 4,608,500 FPO Shares – Convertible Note Aug 07	1,382,550	
Issue of 9,104,137 FPO Shares – Shortfall of Rights Issue Oct 07	2,731,311	
Issue of 23,060 FPO Shares – Shortfall of Rights Issue Nov 07	1,161	
Conversion of Options - Dunlop	216	
Issue of 269,545 FPO Shares – Employee Share Plan May 08	31,000	
Issue of 162,500 FPO Shares – Convertible Note Agreement Jun 08	26,000	
Issue of 552,679 FPO Shares – Share based payments	82,827	
Transaction Costs relating to Share Issues	(633,898)	(676,392)
Closing balance at the end of the reporting period 86,252,374	69,285,157	59,323,665

(b) Movements During the Period	2008 $	2007 $
Unquoted Preference Shares pursuant to acquisition of QRSciences Pty Ltd		
Opening balance at the beginning of the reporting period	-	2,139,410
Conversion of Preference A Shares to Ordinary Shares - January 2006	-	-
Conversion of Preference B Shares to Ordinary Shares - January 2007	-	(2,139,410)
Closing balance at the end of the reporting period	-	-

(c) Movements During the Period	$	$
Options to subscribe for Ordinary Shares exercisable at $1.00 on or before 30 September 2010		
Opening balance at the beginning of the reporting period	-	-
Issue of 50,500 Options expiry September 2010 – issued in January 2007	-	-
Closing balance at the end of the reporting period	-	-

(d) Movements During the Period	$	$
Options to subscribe for Ordinary Shares exercisable at $0.50 on or before 10 May 2012		
Opening balance at the beginning of the reporting period	-	-
Issue of 1,020,368 Options expiry May 2012 – issued in May 2007	-	-
Closing balance at the end of the reporting period	-	-

(e) Movements During the Period	$	$
Options to subscribe for Ordinary Shares exercisable at $0.60 on or before 10 May 2014		
Opening balance at the beginning of the reporting period	-	-
Issue of 3,801,547 Options expiry May 2014 – issued in May 2007	-	-
Closing balance at the end of the reporting period	-	-

(f) Movements During the Period	2008 $	2007 $
Options to subscribe for Ordinary Shares exercisable at $0.81 on or before 10 May 2014		
Opening balance at the beginning of the reporting period	-	-
Issue of 3,801,547 Options expiry May 2014 – issued in May 2007	-	-
Closing balance at the end of the reporting period	-	-

(g) Movements During the Period	$	$
Options to subscribe for Ordinary Shares exercisable at $0.25 on or before 10 May 2014		
Opening balance at the beginning of the reporting period	-	-
Issue of 7,500,000 Options expiry May 2014 – issued in May 2007	-	-
Closing balance at the end of the reporting period	-	-

NOTE 3: Segment Reporting

	QR Technology		CCTV Security Equipment		Economic Entity (Continuing Operations)	
	2008 $'000s	2007 $'000s	2008 $'000s	2007 $'000s	2008 $'000s	2007 $'000s
Primary Reporting – Business Segments						
REVENUE						
External sales	436	1,067	16,729	12,593	17,165	13,660
Other revenue	1,974	516	1,231	98	3,205	614
Total segment revenue	2,410	1,583	17,960	12,691	20,371	14,274
RESULT						
Segment result	(34,899)	(9,006)	1,191	(1,568)	(33,708)	(10,574)
Share of net loss of an associate						(162)
Profit before income tax	(34,899)		1,191		(33,708)	(10,736)
Income tax benefit	-		84		84	-
Profit after income tax	(34,899)		1,275	Q	**(33,624)**	**(10,736)**
ASSETS						
Segment assets	7,104	38,360	9,061	6,704	16,165	45,064
Unallocated assets	-	-	-	-	-	-
Total assets	7,104	38,360	9,061	6,704	**16,165**	**45,064**
LIABILITIES						
Segment liabilities	6,873	12,592	4,355	3,481	11,228	16,073
Unallocated liabilities	-	-	-	-	-	-
Total liabilities	6,873	12,592	4,355	3,481	**11,228**	**16,073**
OTHER						
Investments accounted for using the equity method	2,630	2,999	-	-	2,630	2,999
Acquisition of non-current segment assets	11	109	126	507	137	616
Depreciation and amortisation of segment assets	1,343	1,040	134	120	1,477	1,160

NOTE 4: Contingent Liabilities

There are no contingent liabilities to be disclosed as at 30 June 2008.

COMMENTARY ON THE RESULTS FOR THE PERIOD

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

Consolidated Result

Operating Results

The consolidated operating loss of the economic entity after eliminating outside equity interests amounted to $ 33,623 (2007: $ 10.736). QRSciences Holdings Limited (QRSciences) had in many aspects a ground breaking year in the 2008 financial year, we became cash flow positive net of investments and several of our business units had a positive profit result for the first time in history. We have continued to take steps forward with our proprietary technologies in explosive, narcotic and weapon detection systems and have successfully integrated the security products distribution business. We have also continued to increase our investment in Spectrum San Diego,. Inc. (Spectrum via convertible notes), whose pioneering X-ray and backscatter technology has commenced roll-out in the US.

Financial goals met

The Company has continued to grow revenues and meet the financial goals that were set at the beginning of the year. Full year revenue of $19.8m was an improvement of 38.7% on the previous period and we expect this upward trend to continue as our businesses continue to establish themselves in the market. The QRSciences Security Pty Ltd business has particularly strong results finishing the year with a net asset position of $ 5m. The business continues to deliver results that we believe will be beneficial for long term shareholder value.

The future direction of the Company

The Board and Management of the Company have for some time felt that the real value of the Company is not reflected in the Company's share price quoted on the ASX. The Board have been actively looking for opportunities to unlock that value for share holders. In May 2008 the Company announced the intention to acquire a shell company to divest the QR technology assets into and to unlock some of this value.

Our Board and Management have for some time contended that the true value of our Company is not reflected in our share price as quoted on the ASX. Our Board has actively sought opportunities to unlock value for the shareholders. Accordingly, we recently announced our acquisition of a US public Company ("DVOP") into which we intend to move our technology assets including our intellectual property, ,in the hopes of realizing the value of this technology.

Our intention is for our Company to go forward with the Security Distribution business in Australia with its prospects for future growth, profitability and significant market presence. Over the near term, we will maintain a controlling interest in DVOP, with the intention later to distribute its shares to our shareholders.

Update on our of proprietary technologies

There has been continued success in the commercialisation of our core technologies in the Aviation market in the US along with continuing development of products and technology with our strategic partners. Specific events of note include:

- The QR (Quadrupole Resonance) business unit was restructured in the second quarter of FY08 to subsist on contract R&D. One time write-offs associated with the restructuring were taken in the first quarter.

- In the fourth quarter of FY08, the QR business unit was cash flow positive as per the Companies guidance for FY08.

- The Company was awarded an $ 840K contract from the National Security Science and Technology Unit branch of the Department of Prime Minister and Cabinet for the development of next generation screening solutions.

- The Company entered into a contract with the Australian Federal Government, represented by and acting through the Australian Customs Service, the value of the funding was $ 1.066 million for the further development of technology for the automatic detection of firearms and firearm components in mail, packages and baggage. The contract is the second phase development, following on from an initial Advanced Metal Detection System (AMDS) contract and successful trial conducted in the Melbourne Gateway Facility in October last year.

- The Company received its first Royalty payment from General Electric Security (GE Security) for the licensing of its technology in the Shoe Scanner products being developed by GE Security.

- Rapiscan and QRSciences were commissioned and have deployed 2 QXR1000 units to Iraq to be used for military security applications.

- Two additional T-303 units including a modified vehicular model that was sold to the Chinese government.

Update on the distribution business

The Company's wholly owned distribution business QRSciences Security Pty Ltd has grown into a profitable entity comprised of two main divisions, Q Video Systems (QVS) and Q Detection Systems (QDS).

The business operates in the Australia security market and is now seen as one of the market leaders in Closed Circuit Television Systems (CCTV) in the market, the business is now firmly established in Victoria, New South Wales and Queensland and has recently opened up operations in Western Australia. Some of the highlights for the business in FY08 are shown below;

- The business continues to grow and generated positive cash flow before investment for FY08. Sales for the full year were $16.84 million and a positive net profit after tax (NPAT) of over $ 1.2 million, which was 1.4 cents per share in earnings. We are expecting better results in FY09 with a revenue target of $23 million and growing profits.

- The businesses balance sheet continued to improve to a net asset position of $5 million.

- Several major product distribution agreements were introduced to the business, including; Samsung Electronics, Pelco the world's largest CCTV product manufacturer based in the USA and Verint the World's largest IP video product manufacturer based in Canada.

- The business also was successful in some major project supply arrangements throughout the year, most notable being, Brisbane Airport CCTV upgrade, Woolworths Stores nationally, Westfield Shopping centre's nationally, GPT Shopping centre's nationally and Westpac bank Branches nationally.

The newly formed QDS business has built up considerable momentum and the Company expects some very good growth to occur over the next few years in this new exciting and growing market space servicing the X-Ray and Detection markets in the region.

Update on the Spectrum San Diego Business

During fiscal 2008, we increased our interest in Spectrum to 33% (on a fully diluted basis) through our follow-on investment in a convertible note receivable. We retain an option to acquire the remainder of Spectrum through September 2009. The Spectrum business recently achieved break-even results from operations, and other notable achievements are detailed below:

- Continuing to progress the roll-out of the Cast*Scope* product to the US government following on from the contract awarded by the TSA, as announced in October 2007. Siemens Government Services has been subcontracted to handle installation and maintenance of the Cast*Scope* product deployed by the TSA in the US.

- *SentryScope & SentryChroma,* Sentry*Scope*™ is an ultra-high (21 megapixel) resolution CCTV camera and archiving system for wide area surveillance. There are over 200 Sentry*Scope*™ units deployed throughout the world for a range of applications including the monitoring of arenas and entertainment venues, town centres, prison yards, borders, critical infrastructure, parking lots, bus and train stations, airports and shopping centres.

- This year Spectrum introduced a bolt-on optional colour camera (Sentry*Chroma*™) to enhance the performance of Sentry*Scope*™. Sentry*Chroma*™ captures up to 12 images per second in colour and works in tandem with Sentry*Scope*™. Recent installations of Sentry*Chroma*™ include the O2 Arena in London and Naples Airport, Italy.

- Car*Scan* is a cutting edge micro-dose X-ray based detection system that finds explosives, drugs and stowaways in vehicles entering secured areas and is being funded by the US Government Technical Services Working Group (TSWG) which represents multiple US Government agencies, including the military. The inspection process is fast and the product will be a low cost alternative to currently marketed vehicle screening technologies. Spectrum believes that a substantial market exists for this product and subject to development expects to begin marketing the system sometime in 2009.

Funding initiatives strengthen balance sheet

During FY08, we continued to be predominantly self funding for the ongoing business operations. We have however entered into two small convertible notes agreements with a European Investor to purchase DVOP. We continue to actively seek new funding partners for the future growth of our Company.

Carrying strong momentum into FY09

The Company is expecting continued revenue growth in FY09. This positive outlook embraces a continuation of the strong growth being experienced by our Distribution businesses, as it increases market share and diversifies its products in the rapidly growing Australian security products market and the ongoing commercialisation of our proprietary technologies and investments.

REVIEW OF OPERATIONS AND PRINCIPAL ACTIVITIES

Review of Operations and Principal Activities

The Company's primary focus remains the investment, development, commercialisation and sale of security related technologies and products. The Company's proprietary technologies include patented magnetic sensing technology used to detect explosives, narcotics, weapons and other contraband.

The Company acquired the business and selected assets of Baxall (Australia) Pty Ltd in FY07 and subsequently renamed the business QRSciences Security Pty Ltd. The business is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. The business provides QRSciences with a significantly enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies. We expect the business to continue to grow in the future and be the cornerstone revenue source for the Company for many years to come.

QRSciences has increased its fully diluted holding in Spectrum San Diego, Inc. (Spectrum), to 33% in FY08, via a further investment of $800,000 in secured convertible notes. QRSciences has an option to acquire all of Spectrum's outstanding stock on or before 18 February 2009, with the consideration to be satisfied by cash or an equal mix of cash and scrip. Spectrum, based in San Diego, California, specialises in electronic imaging systems and instrumentation. Spectrum is a pioneer in the development of low dose X-ray and backscatter technology which is rapidly gaining acceptance throughout the world for personnel, baggage, cargo and vehicle screening.

There has been no significant change in the nature of the economic entity's principal activities during the period.

EVENTS SUBSEQUENT TO REPORTING DATE

QRSciences Holdings to divest technology assets distribute shares to shareholders

On 29 July, 2008 the Company announced that it has entered into a definitive share exchange agreement with DVOP, a US public company that trades on the over-the-counter bulletin board under the trading symbol, (DVOP.OB).

Upon completion of the transaction Holdings intend to distribute the Diversified shares to Holdings shareholders in the form of an in-specie distribution on a yet to be determined timetable and formula dependent on among other things the price at which Diversified raises capital.

Under the terms of the agreement, Diversified will acquire the business of the Holdings wholly-owned subsidiary, QRSciences Pty Ltd, an Australian private corporation ("QRSciences") through an acquisition of all of its outstanding stock. In exchange Diversified will (i) issue, in the aggregate, that number of shares of common stock equal to Ten Million Dollars United States Dollars ($10,000,000) and (ii) pay One Million Dollars ($1,000,000) to Holdings. The closing of the transaction is subject to a number of conditions including a minimum capital raise of Two Million Five Hundred Thousand United States Dollars ($2,500,000). Holdings is the controlling shareholder of Diversified and currently own 9,000,000 of the 9,199,192 outstanding shares, which constitutes 97.83% of Diversified outstanding common stock. In connection with the transaction, Holdings will be issued additional shares of Diversified common stock.

QRSciences enters into loan agreement with Diversified Opportunities

On 29 July, 2008 the Company also entered into a Loan Agreement with the Diversified. The Loan Agreement provides that Diversified may borrow up to $500,000 dollars from the Company. The amount borrowed by Diversified under the Loan Agreement accrues interest at 8% and is due and payable on or before October 31, 2008.

QRSciences US Subsidiary announces exercise of option to buy the remainder of Spectrum San Diego for USD 9.32 Million

On 4 August, 2008 our Company's wholly owned U.S. subsidiary QRSciences Corporation, exercised its option to acquire the remaining shares of Spectrum it does not already own for approximately $9.32 million USD.

Background on the transaction

In July, DVOP a 97.5% owned subsidiary of QRSciences Holdings Limited (the Company) entered into a share exchange agreement with the Company. Under the terms of the Agreement, DVOP will acquire by share exchange all of the equity of the Company's wholly-owned subsidiary, QRSciences Proprietary Limited ("Limited"), an Australian private corporation.

Limited's assets include a wholly-owned subsidiary, QRSciences, a private company based in San Diego, which holds convertible notes receivable and convertible Series A preferred stock of Spectrum. The conversion of the notes and Series A preferred stock would result in QRSciences owning 33.4% of the currently outstanding common stock with a fully diluted equity position of approximately 31.3% of Spectrum if all Spectrum's outstanding options were converted into equity.

On August 4, 2008, QRSciences exercised its option to purchase all of the remaining shares of Spectrum. In accordance with the option, the $14 million purchase price will be reduced by the percentage of Spectrum that QRSciences already owns. Given the fully converted 33.4% ownership interest in Spectrum, the remaining amount of consideration in cash and equity required to be tendered by QRSciences in connection with the purchase is estimated to be approximately $9.32 million. The purchase option also allows QRSciences to tender up to 50% of Spectrum's purchase price in the equity of Holdings or a publicly traded entity in which QRSciences owns more than 50% of the voting stock. The purchase option also gives QRSciences the option to pay for the acquisition in equal monthly installments over a period not to exceed six months.

QRSciences enters into Distribution Agreement with General Electric for Trace detection products

On 13 August, 2008 the Company announced that its subsidiary, QRSciences Security Pty Ltd, has entered into a Distribution Agreement with General Electric (GE) for the GE Trace Detection products.

The Distribution Agreement complements the technology licensing agreement that QRSciences entered into with GE in May of 2006 and further strengthens the relationship between the two groups.

The GE product range will enhance the product range of the Q Detection Systems (QDS) business unit, which will be the QRS business unit distributing the products. This will have an immediate impact on sales and profit for QRS.

Under the agreement QRS will represent GE's Trace Detection product range in the Aviation market in Australia. The GE Trace products are the market leader in all Airports in Australia and are the product of choice globally for many border security applications for the detection of explosives and narcotics.

Annual meeting

The annual meeting will be held as follows:

Place	To be advised
Date	To be advised
Time	To be advised
Approximate date the annual report will be available	29 September 2008

Compliance statement

- The Appendix 4E, and the accounts upon which the Appendix 4E is based, use the same accounting policies.
- This Appendix 4E does give a true and fair view of the matters disclosed.
- This Appendix 4E is based on financial statements which are in the process of being audited.
- The entity has a formally constituted audit committee.

Sign here: Date: 29 August 2008

(Company Secretary)

Print name: Jamie Taylor

END